17009990

STATES
IANGE COMMISSION
D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2017
Washington DC
406

SEC FILE NUMBER
8-65533

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Democracy Funding LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1560 Wilson Blvd. Suite 450
(No. and Street)

Arlington (City) VA (State) 22209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey M. McClure 703-872-7274
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R W Group
(Name – *if individual, state last, first, middle name*)

400 Old Forge Lane Suite 401 (Address) Kennett Square (City) PA (State) 19348 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jeffrey M McClure, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Democracy Funding LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Arlington County, Commonwealth of Virginia
The foregoing instrument was acknowledged before me this 28th day of February, 2017 by Jeffrey McClure

Notary Public
KRISTIN L. NOLL
Reg. #291919 Commission Exp. 12/31/18

KRISTIN LEE NOLL NOTARY PUBLIC REG. #291919 MY COMMISSION EXPIRES 12/31/2018 COMMONWEALTH OF VIRGINIA

Notary Public

Signature

Managing Principal
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Democracy Funding, LLC

We have audited the accompanying statement of financial condition of Democracy Funding, LLC as of December 31, 2016, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Democracy Funding, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Democracy Funding, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

RW Group, LLC
Kennett Square, Pennsylvania
February 28, 2017

RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

To the owners of
Democracy Funding, LLC

In planning and performing our audit of the financial statements of Democracy Funding, LLC as of and for the year ended December 31, 2016, we considered the company's internal control in order to determine auditing procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control. However, we noted certain matters involving internal control and its operation that we consider to be significant deficiencies under standards established of the Public Company Accounting Oversight Board (PCAOB). A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. We did not identify any control deficiencies that we believe to be material weaknesses.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

We noted the following deficiencies that we believe to be significant deficiencies.

> We noted that the Company's control procedures over accounts payable disbursement reporting did not identify that a payment was made by the parent company to satisfy a payable. No controls exist to capture payments made on behalf of the Company outside the ordinary course of business. Systems should be put in place to prohibit transactions occurring outside the Company's accounting system. As a result of the significant deficiency, accounts payable was overstated and additional paid in capital did not reflect the contribution.
>
> A significant deficiency exists over the Company's internal control over disbursements. The Company paid a vendor for a prior year expense that had already been paid. The vendor identified the error, destroyed the check and notified the Company. The Company failed to adjust the financial records. Accordingly, the expense was overstated by the amount of the excess. We also noted a payment near year-end that was for the subsequent year which was not properly recognized as a prepaid expense. The Company's controls did not identify the proper amount that should be paid to a vendor and controls did not ensure that transactions are recorded in the correct period.

This letter is intended solely for the information and use of the owner of Democracy Funding, LLC, management, and others within FINRA and is not intended to be, and should not be, used by anyone other than these specified parties.

RW Group, LLC

February 28, 2017

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

PrimeGlobal
An Association of Independent Accounting Firms

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

DEMOCRACY FUNDING LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$42,083
Deposits and Prepaid Expenses	17,208
Total Assets	$59,291

LIABILITIES AND SOTCKHOLDERS' EQUITY

LIABILITIES

Accounts payable and other accrued liabilities	$ 9,500
Total Liabilities	$ 9,500

MEMBER EQUITY

Members' Equity	$49,791
Total Liabilities and Members' Equity	$59,291

INFORMATION RELATING TO
17 C.F.R. 240.15c3-3

DEMOCRACY FUNDING
OPPORTUNITIES FOR ALL OF US

EXEMPTION REPORT

December 31, 2016

To the best of our knowledge and belief, Democracy Funding LLC is exempt from the provisions of Rule 15c3-3 because it meets the conditions set forth in paragraph (k) of Rule 15c3-3 pursuant to subparagraph 15c3-3(k)(2)(i). The Company met the exemption provision in paragraph (k)(2)(i) of Rule 15c3-3 from the period January 1, 2016 through December 31, 2016 without exception.

Very truly yours,

Jeffrey M. McClure
President

2200 Wilson Blvd., Suite 805 - Arlington, VA 22201 - 703-259-8204

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Democracy Funding, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Rule 17a-5(d)(4), in which (1) Democracy Funding, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Democracy Funding, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Democracy Funding, LLC stated that Democracy Funding, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Democracy Funding, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Democracy Funding, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RW Group, LLC
Kennett Square, Pennsylvania
February 28, 2017

OATH OR AFFIRMATION

I, Jeffrey M McClure, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Democracy Funding LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Arlington County, Commonwealth of Virginia
The foregoing instrument was acknowledged before me this 28th day of February, 2017 by Jeffrey McClure

Kristin L Noll Notary Public
KRISTIN L. NOLL
Reg. #291919 Commission Exp. 12/31/18

KRISTIN LEE NOLL NOTARY PUBLIC REG. #291919 MY COMMISSION EXPIRES 12/31/2018 COMMONWEALTH OF VIRGINIA

Notary Public

Signature

Managing Principal
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DEMOCRACY FUNDING LLC
FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT
DECEMBER 31, 2016